Exhibit 21.1

Subsidiaries of NNN 2003 Value Fund, LLC

NNN VF 901 Civic, LLC	Delaware
NNN VF Chase Tower Reo, LP	Texas
NNN Enterprise Way, LLC	Delaware
NNN Executive Center 2003, LP	Texas
NNN Executive Center II & III 2003, LP	Texas
NNN VF Southwood Tower, LP	Texas
NNN VF Four Resource Square, LLC	Delaware
NNN VF 7777 Bonhomme Avenue, LLC	Delaware
NNN VF Tiffany Square, LLC	Delaware